

File No. 83-1
Regulation IA
Rule 3

UNITED STATES


Received SEC
AUG - 1 2013
Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 449

U.S.$300,000,000 Floating Rate Notes due July 29, 2015

Filed pursuant to Rule 3 of Regulation IA

Dated: July 24, 2013

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$300,000,000 Floating Rate Notes due July 29, 2015, Series No. 449 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated July 24, 2013 (the "Terms Agreement") and the Pricing Supplement dated July 24, 2013 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.00%	Nil.	100.00%
Total:	U.S.$300,000,000.00	Nil.	U.S.$300,000,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 26, 2013
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.



Exhibit A

March 26, 2013

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/13, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 449

U.S.$300,000,000 Floating Rate Notes due July 29, 2015
(the "Notes")

Issue Price: 100.00 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

Deutsche Bank
Goldman Sachs International

The date of this Pricing Supplement is July 24, 2013.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council) which are incorporated by reference into the Inter-American Development Bank's (the "Bank") United Kingdom Listing Authority Listing Particulars dated August 7, 2012 (the "Listing Particulars"). This Pricing Supplement must be read in conjunction with the Prospectus and the Listing Particulars. This document is issued to give details of an issue by the Bank under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement, the Listing Particulars and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	449
2.	Aggregate Principal Amount:	U.S.$300,000,000
3.	Issue Price:	U.S.$300,000,000, which is 100.00 percent of the Aggregate Principal Amount
4.	Issue Date:	July 29, 2013
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 10 of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$ or USD) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD

9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a)):	July 29, 2015
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (July 29, 2013)
13.	Variable Interest Rate (Condition 5(II)):	

(a)	Calculation Amount (if different than Principal Amount of the Note):	Not Applicable
(b)	Business Day Convention:	Modified Following Business Day Convention
(c)	Specified Interest Period:	Not Applicable
(d)	Interest Payment Date:	Monthly in arrear on the 29th day of each month, commencing on August 29, 2013, up to and including the Maturity Date. Each Interest Payment Date is subject to adjustment in accordance with the Modified Following Business Day Convention.
(e)	Reference Rate:	1-Month USD-LIBOR-BBA "1-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period of 1 month which appears on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) as of the Relevant Time on the Interest Determination Date; "Relevant Time" means 11:00 a.m., London time; "Interest Determination Date" means the second London Banking Day prior to the first day of the relevant Interest Period; and

"London Banking Day" means a day on which commercial banks are open for general business, including dealings in foreign exchange and foreign currency deposits, in London.

If such rate does not appear on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) at the Relevant Time on the Interest Determination Date, then the rate for 1-Month USD-LIBOR-BBA shall be determined on the basis of the rates at which deposits in USD are offered at the Relevant Time on the Interest Determination Date by five major banks in the London interbank market (the "Reference Banks") as selected by the Calculation Agent, to prime banks in the London interbank market for a period of 1 month commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at the Relevant Time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate.

If at least two such quotations are provided, the rate for 1-Month USD-LIBOR-BBA shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate for 1-Month USD-LIBOR-BBA shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 1 month commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the

rate for 1-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

	(f)	Primary Source for Interest Rate Quotations for Reference Rate:	Reuters
	(g)	Calculation Agent:	See "9. Identity of Calculation Agent" under "Other Relevant Terms"
14.	Other Variable Interest Rate Terms (Conditions 5(II) and (III)):		
	(a)	Spread:	Not Applicable
	(b)	Variable Rate Day Count Fraction if not actual/360:	Act/360 (ISDA), adjusted
	(c)	Relevant Banking Center:	London and New York
15.	Relevant Financial Center:		London and New York
16.	Relevant Business Day:		London and New York
17.	Issuer's Optional Redemption (Condition 6(e)):		No
18.	Redemption at the Option of the Noteholders (Condition 6(f)):		No
19.	Governing Law:		New York
20.	Selling Restrictions:		
	(a)	United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:	Each of the Managers represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
(c) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Depository Trust Company (DTC); Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme
3.	Syndicated:	Yes
4.	If Syndicated:	
	(a) Liability:	Several and not joint
	(b) Joint Lead Managers:	Deutsche Bank AG, London Branch Goldman Sachs International
5.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes.

6.	Estimated Total Expenses:	None. The Joint Lead Managers have agreed to pay for all material expenses related to the issuance of the Notes.
7.	Codes:	
	(a) CUSIP:	45818WAR7
	(b) Common Code:	095609295
	(c) ISIN:	US45818WAR79
8.	Identity of Managers:	Deutsche Bank AG, London Branch Goldman Sachs International
9.	Identity of Calculation Agent:	The Global Agent, Citibank, N.A., London branch, will act as the Calculation Agent. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
10.	Provisions for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date:	No
	(b) DTC Global Note(s):	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.
	(c) Other Registered Global Notes:	No

General Information

Additional Information Regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the

tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Matters

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities.

Holders are urged to consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK



By: __________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 449 UNDER
THE PROGRAM

July 24, 2013

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$300,000,000 Floating Rate Notes due July 29, 2015 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on July 29, 2013 (the "Settlement Date"), at an aggregate purchase price of U.S.$300,000,000, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net

income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price U.S.$300,000,000.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (U.S.$)
Deutsche Bank AG, London Branch	150,000,000
Goldman Sachs International	150,000,000

2. Payment for the Notes shall be made on the Settlement Date by Goldman Sachs International on behalf of the Managers to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and the other Dealer, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including,

without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE DEALER:

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
Attention: Syndicate Desk
Telephone: +44-20-7545 8000
Facsimile: +44-20-7545 4455

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
Attention: Syndicate Desk
Telephone: +020 7774 1000
Facsimile: +020 7774 2330

6. If a default occurs with respect to one of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Manager who has not defaulted with respect to its several underwriting commitment will take up and pay for, as nearly as practicable in proportion to its respective several underwriting commitment, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Manager was originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Manager shall be entitled to terminate this Terms Agreement without any

liability on its part. Nothing herein will relieve a defaulting Manager from liability for its default.

7. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

   (i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

   (ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH
(the "Manager")



By: ______________________________
Name:
Title:



By: ______________________________
Name:
Title:

GOLDMAN SACHS INTERNATIONAL
(the "Manager")

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager,
Finance Department

SC1:3467808.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH
(the "Manager")

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

GOLDMAN SACHS INTERNATIONAL
(the "Manager")



By: ______________________________
Name: Dionne Brown
Title: Authorised Signatory

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager,
Finance Department

SC1:3467808.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH
(the "Manager")

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

GOLDMAN SACHS INTERNATIONAL
(the "Manager")

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

SC1:3467808.2